Filled to Capacity, Forterus' Drug and Alcohol Treatment Center Subsidiary Is Poised for Expansion

Forterus Inc. (OTC Bulletin Board: FTER) today announced that A Better Tomorrow Treatment Center Inc., its drug and alcohol treatment center subsidiary, is filled to capacity and poised for expansion.

"We are actively seeking additional facilities that will enable us to increase A Better Tomorrow's bed count," said Paul Howarth, CEO of Forterus, which acquired the Murrieta, Calif.-based drug, alcohol and gambling treatment center in August.

Forterus announced its expansion plans for A Better Tomorrow less than a week after reporting record revenues and earnings for A Better Tomorrow during the second quarter and six months ended June 30, 2008.

A Better Tomorrow reported record second quarter revenues of $1,265,262, a 39 percent increase over the $904,036 recorded in April, May and June of last year, with net income of $188,169, a 42 percent increase over the $108,610 recorded a year earlier. Revenues for the six months were $2,635,724, a record 42 percent jump over the same period a year earlier, while net income rocketed to 48 percent, the highest in the history of the four-year-old rehabilitation center.

"We are very pleased with the strength of A Better Tomorrow's financial performance," said Paul Howarth, CEO of Forterus. "The owners kept a lot of skin in the game over the last four years. Thinking of the future of the company first, most profits were reinvested back into the company for growth. The industry experience level of our key employees is what propelled us from a start up with a $75,000 to a multi-million-dollar company in a very short period of time."

Howarth said Forterus would continue to grow A Better Tomorrow's revenue on behalf of shareholders through internal and organic growth and by acquisition. "We continue to be a small company," he said. "But we are well positioned to experience continued, sustainable growth."

Murrieta, Calif.-based A Better Tomorrow Treatment Center Inc. is accredited by the Commission on Accreditation of Rehabilitation Facilities (CARF), placing it in the top 5 percent of drug and alcohol treatment centers in California.

Forterus, Inc. and its subsidiaries engage in diverse business activities, including thoroughbred breeding and racing, drug and alcohol rehabilitation, and finance. For more information on A Better Tomorrow or Forterus, please visit their respective websites at http://www.abttc.com and http://www.forterus.com.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains, and Forertus may from time to time make, written or oral "forward-looking statements" within the meaning of the U.S. federal securities laws, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside Forterus's and/or its subsidiaries control that could cause actual results to differ materially from such statements. In particular, statements using words such as "may," "should," "estimate," "expect," "anticipate," "intend," "believe," "predict," "potential," or words of similar import generally involve forward-looking statements.

Paul Howarth (888) 257-8345 ir@forterus.com

SOURCE Forterus Inc.

http://www.forterus.com